Law Offices
Stradley, Ronon, Stevens & Young, LLP
1250 Connecticut Ave. NW, Suite 500
Washington, DC 20036
(202) 822-9611

December 7, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Brion Thompson, Esquire

Re:	Bridgeway Funds, Inc.
File Nos. 33-72416 and 811-08200

Dear Mr. Thompson:

On behalf of Bridgeway Funds, Inc. (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on November 30, 2010 and December 1, 2010, with regard to Post-Effective Amendment No. 31 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 13, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), to register the shares of a new series, the Omni Small-Cap Value Fund (the “Fund”).

Below we have provided your comments and the Registrant’s response to each comment.  Where applicable, these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act on or about December 27, 2010.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

GENERAL COMMENTS

1.           Comment: In the response letter, please include the Tandy representations.

Response: The Registrant has included the Tandy representations in the immediately preceding paragraph.

2.	Comment: In the response letter, please indicate whether the Registrant intends to use a summary prospectus with respect to the Fund.

Response: The Registrant currently does not plan to use a summary prospectus for the Fund.  However, in the event the Registrant later decides to use a summary prospectus, it will make the necessary filings and also include the following disclosure on the front page of the summary prospectus:

“Before you invest, you may want to review the Fund’s Prospectus, which contains information about the Fund and its risks. The Fund’s Prospectus and Statement of Additional Information, both dated [insert date], are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the Fund’s Prospectus and other information about the Fund, go to http://www.bridgeway.com, email a request to funds@bridgeway.com or call 800-661-3550, or ask any financial advisor, bank, or broker-dealer who offers shares of the Fund.”

PROSPECTUS COMMENTS

1.	Comment: The cover page of the prospectus must include the Fund’s ticker symbol.

Response:  At the time the Amendment was filed, Registrant had not yet obtained the ticker symbol for the Fund.  However, it has done so since the filing of the Amendment and the ticker symbol will be included as requested.

2.	Comment: In the table of contents, please remove the line items for “Example” and “Portfolio Turnover.”

Response: The Registrant has made the revisions as requested.

3.
Comment:  The SEC staff believes the capitalization range for the Fund is not representative of small-cap stocks.  Either revise the definition of what is considered a small-cap stock or provide justification that the current definition is indicative of small-cap stocks.

Response: The Fund defines small-cap stocks to be those of companies that have a market capitalization generally in the lowest 15% of total market capitalization or smaller than the 1000th largest U.S. company, whichever results in the higher market capitalization.  As of September 30, 2010, the stocks in this group had a market capitalization of less than $3.4 billion.  As the Staff is aware, the figure included in the prospectus for the maximum capitalization is based on a snapshot in time as of September 30, 2010.  After analysis, the Fund’s investment adviser has determined that this definition leads to a market capitalization that is similar to certain well-known industry indices for small-cap stocks.  For example, the Russell 2000 Index, which is a well-known industry index of small-cap stocks, included stocks with a market capitalization as high as $3.3 billion as of September 30, 2010, which is similar to the range delineated in the Fund’s prospectus.  Moreover, as of October 31, 2010, the Russell 2000 Index included one stock that had a capitalization of $4.09 billion.  According to Russell’s website, the “Russell 2000 Index measures the performance of the small-cap segment of the U.S. equity universe.”  As the Staff is aware, in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), the Staff indicated that as a general matter, an investment company may use any reasonable definition of terms such as “small-cap” and should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.  As demonstrated above, the definition used by the Fund leads to a market capitalization that is comparable (or below, in the case of the October 31, 2010 data) to that used by a well-known industry index, the Russell 2000 Index.  As a result, Registrant believes that the Fund’s definition of small-cap stocks complies with Rule 35d-1 and relevant SEC guidance.

4.	Comment: In the biography for Christine Liang, in the last sentence indicate in what type of public accounting Ms. Liang worked.

Response: The last sentence has been revised to indicate that Ms. Liang worked for a public accounting firm between 2004 and 2008.

5.	Comment: In the Net Asset Value section, please add the sentence related to foreign securities that is required by Item 11(a)(3), Instruction 2 of Form N-1A.

Response: The Registrant has added the following sentence to the section: “Foreign markets may be open on days when U.S. markets are closed; therefore, the value of foreign securities owned by the Fund could change on days when you cannot buy or sell Fund shares.”

6.	Comment: Please revise the section entitled “Policy Regarding Excessive or Short-Term Trading of Fund Shares” to actually describe the policies and procedures adopted by the Board of Directors.

Response:  Registrant believes that the existing disclosure adequately addresses the requirements of Form N-1A.  In particular, the third, sixth and seventh paragraphs in the referenced section describe with specificity the policies and procedures adopted by the Board.  These paragraphs describe what the Fund considers to be excessive trading, that the Fund monitors trade activity to detect excessive trading and what the Fund does when a pattern of excessive trading is detected.  As a result, Registrant does not believe that any further changes are necessary.

7.	Comment: Please clarify that the price for shares purchased or redeemed through an intermediary would be the NAV calculated based on the time of receipt of the order by the intermediary.

Response: Registrant has added disclosure to the “Net Asset Value” section indicating that “Every buy or sell order you place in the proper form will be processed at the next NAV calculated after your order has been received by the Fund or its agent.”

8.	Comment: Please correct the zip code for the address for the SEC’s Public Reference Section on the back cover of the prospectus.

Response: The Registrant has made the revision as requested.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”) COMMENT

1.	Comment: The cover page of the SAI must include the Fund’s ticker symbol.

Response:  At the time the Amendment was filed, Registrant had not yet obtained the ticker symbol for the Fund.  However, it has done so since the filing of the Amendment and the ticker symbol will be included as requested.

* * * * *

Please do not hesitate to contact Prufesh R. Modhera at (202) 419-8417 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Prufesh R. Modhera
Prufesh R. Modhera, Esquire

cc:           Michael Mulcahy
Tammira Philippe
Linda Giuffre
Debbie Hanna